

September 9, 2010

Richard K. Matros
Chief Executive Officer
Sabra Health Care REIT, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

      Re: Sabra Health Care REIT, Inc.
              Amendment No. 2 to Registration Statement on Form S-4
              Filed August 24, 2010
              File No. 333-167040

Dear Mr. Matros:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 24, 25 and 27 in our letter dated August 3, 2010. Please revise the prospectus to include the substance of these responses in their respective sections of the prospectus.

The Proposals, page 50

Background for the Separation and REIT Conversion, page 50

2. We note your response to comment eight in our letter dated August 3, 2010. Please revise to discuss the instructions MTS received from Sun as well as any limitation imposed by Sun on the scope of MTS' work. Please see Item 1015(b)(6) of Regulation M-A. Please also provide the disclosure called for by Item 21(c) of Form S-4 or tell us why you believe that it is not required.

Material U.S. Federal Income Tax Consequences, page 72

U.S. Federal Income Tax Consequences of the Separation, page 73

3. We have reviewed the draft tax opinion to be filed as Exhibit 8.1 as well as your response to comment 19 in our letter dated August 3, 2010. Although counsel expresses an opinion about the threshold tax treatment of the transactions in the draft tax opinion, that opinion does not appear to address the material tax consequences that will result from such treatment. For example, although counsel opines that the Separation should be treated as a distribution of property under Section 301 of the Code, counsel does not provide an opinion on the consequences of that determination that are discussed on pages 73 to 75 of the prospectus under the sub-heading "U.S. Holders of Sun Common Stock." The Exhibit 8.1 opinion should confirm that such discussion of tax consequences in the prospectus is the opinion of counsel. The prospectus should also indicate that such discussion represents the opinion of counsel. Alternatively, the Exhibit 8.1 opinion can set forth the entire opinion of counsel regarding the material tax consequences.

4. In addition, if counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you may use the term "should" to make it clear that the opinion is subject to a degree of uncertainty. In such cases, however, you also need to explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. Please revise accordingly.

5. We also note that Sabra intends to qualify and elect to be treated as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations. Please include a tax opinion with respect to Sabra's intended REIT qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jess Barberich at (202) 551-3782 or Cicely Lamothe, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Andor D. Terner, Esq.
       Robert T. Plesnarski, Esq.